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Land Betterment Corporation

Matching stakeholder profits with community & environment!

Fostering positive social and environmental impact.

Hazard, KY

Reg CF

$1,070,000 Maximum

$0 of $25,000 Minimum

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Pitch

Land Betterment Corporation fosters positive social and environmental impact by up-cycling former coal mining sites to create sustainable community development and job creation. In the impacted communities we are witnessing a moment of change as our society transitions away from coal-based fuels. This change creates hope for our future generations, however through the transition, it presents challenges for those that depended on the employment opportunities these industries provided. We've created real solutions which allow these impacted communities to move rapidly away from thermal coal mining jobs while harnessing the immense energy and capabilities of the local population.

We have created a complete solution-based lifecycle program to restore and rehabilitate the environment and revitalize communities in need of change and opportunity. Land Betterment accomplishes this by identifying un-reclaimed, run-down and neglected coal mining sites, fixing the environment through reclamation and remediation, and then re-purposing the land to be a sustainable business that serves the community and a large, displaced labor force over the long-term. Based on our internal research and estimates, there is over $1.0 billion worth of environmental reclamation and remediation that needs to be completed and hundreds of thousands of acres that can be repurposed for community good.

Community Impact

- Sustainability
- Food and Agriculture
- Green Living
- Community Building
- Health & Human Services

Key Facts
Our founders left NYC and their high paying Wall Street jobs to build their own businesses and 18 years later they have not looked back.
The concept for Betterment Mulch came about when the founders saw over 30,000 tires sitting in an abandon yard with nowhere to go but a landfill.
You will see the symbol of Denkyem throughout our materials. Its the symbol of adaptability which are team lives by to stay focused yet able to adapt.
Its no secret members of our team run a public mining company focused on worldwide infrastructure development. Thermal coal, though, is something we have always shied away from.
COAL Craft spirits has been a passion of the teams for years. The perfect glass of bourbon will be a fun one to strive for.

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Opportunity

Normal B I U S A Raw Div



LAND Betterment

Fostering positive social and environmental impact by upcycling former coal mining sites to create sustainable community development and job creation. In the impacted communities, we are witnessing a moment of change as our society transitions away from coal-based fuels.

"Land Betterment is committed to efficiently restore and remediate former coal mining and industrial sites and upcycle the land into areas that the local communities can be proud of, while generating employment and reinvigorating the region."





Operating Divisions

When it comes to the environment and community, it does not have to be a win / lose scenario for the future.





Environmental Solutions



Sustainable Development



Governance



The Need

Thermal coal use is dissipating in the United States at a record pace, with very little reason to see a material change in that trend.

- Utility generation from thermal coal in the US is down to 27% from 50% over the course of 13 years due to the increased use of natural gas and renewables.
- In 2016, coal mine employment in the US was at its lowest numbers in at least 125 years (employing ~ 50,000 people).

COAL MINE CLOSURE COSTS

Industry changes have left a massive liability to communities.

- ✵ 40 years of environmental reclamation work required in the Central Appalachian region*.
- ✵ Industry predicts mine closures will continue to increase at an expedited pace.

$500,000,000+
remediation work on phase one properties*

Company and industry research estimates.

COMMUNITY NEEDS

- ✵ Thermal coal mining was the number one economic and community engine in central Appalachia.
- ✵ Without such work, a massive void of employment is taking its toll on local and regional communities.

> "We provide solutions for a forward-looking economy in an area with a highly skilled workforce but little work."



Regional Focus

- ✵ Land Betterment's emphasis is on areas deemed high impact zones within Central Appalachia and the Midwest.

- ✵ Areas of impact have experienced massive economic swings resulting in substantial and long-term environmental and community needs.

28%

POVERTY RATE
IN REGIONAL FOCUS


Active projects or projects under evaluation by Land Betterment



Regional Focus



Environmental solutions

Central Appalachia has been decimated by the inability of the region to pivot away from thermal coal mining. As a result there is a massive amount of environmental clean up and development that must be completed to restore the earth for the good of the local communities.

Management, over the course of the last three years, has completed reclamation work which resulted in the release of environmental reclamation bonds totaling

~$18 million

COAL MINE REMEDIATION
As a revenue driver, we are able to clean up liabilities for the states or private enterprises while also often gaining access to usable land to upcycle for future sustainable and environmentally friendly development.

WATER TREATMENT & TECHNOLOGY
We have innovative and ever-adapting solutions to the challenges being faced by the environment and economic expansion. We are continually innovating new ways to improve our waterways.

COAL REFUSE PROCESSING
We utilize the highest quality of processes and equipment when removing and processing old coal mine refuse waste to reduce the environmental impact on the land and the community.



Sustainable Development

A community cannot survive if the population does not have desirous, sustainable employment opportunities. We utilize previously impacted lands to build sustainable opportunities for the local population.



EKO - ekovillages.com
An ecological affordable development company using innovative solutions to upcycle land for the community through high end energy efficient modular homes.



BETTERMENT MULCH - bettermentmulch.com
Rubber recycling company primarily utilizing abandoned tires from prior thermal coal mining activities to create high quality mulch on previously impacted lands.



COAL CRAFT SPIRITS - coalcraftspirits.com
COAL Craft Spirits is small batch craft spirits brand that is earth grown through a farm to bottle experience focusing on environmental stewardship, quality and perfectionism.



BETTERMENT METAL - bettermentmetal.com
A metal recovery and recycling company of prior coal mining and industrial sites to be upcycled for a new and useful purpose.



BETTERMENT HARVESTS - bettermentharvests.com
Sustainable farming company using upcycled land to provide high quality agriculture direct to consumers, farmers market or farm to bottle customers.



POLLINATE - beespollinate.com
Organic bee farm and processing facility established on a protected site upcycled from its prior life as a coal mine refuse disposal area.



Sustainable Development: COAL Craft Spirits

We partner with leading experts in each division to successfully scale the business lines to profitable, highly scalable platforms.

- We contracted to reclaim the property and obtain future development rights through contractual arrangements.
- We commenced environmental solutions work
- We evaluated the landscape, employment force and property availability.

Result: Real impactful change!



LANDREE MINE IMPACTED AREA

Has Become



COAL Craft Spirits



Gold Star Farms

Governance



Diversity of mind and spirit are at the forefront of the decisions that we make to empower positive movement for our stakeholders, communities and the environment.

Land Betterment Corporation is a pending B Corporation starting with an 86-point B impact assessment.



- B Impact Assessment evaluates how your company's operations and business model impact your workers, community, environment, and customers.
- Benefit corporations are required to provide shareholders with more information than a traditional corporation through an annual benefit report.
- There is over $3.7 Trillion in socially responsible investing assets under professional management today; and
- The benefit corporation structure reduces due diligence time for those investors to find businesses that meet their investment goals.

Certified B Corporation PENDING

Benefit of Your Investment

We are combining this crowdfunding raise with federal, state and local governmental programs to financially support our growth.

- Received a term sheet for $6.6 million in New Market Tax Credit financing for our Betterment Mulch division.
- Applying for over $85 million of additional public capital to leverage our crowdfunding and other private financings.



SBA Loans
New Market Tax Credits
Carbon Credits
Forest Service Federal Grants
Empowerment Zones
Kentucky Economic Development Grants
Opportunity Zones
USDA Loans
Federal & State Grants
US EPA Grants

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Our Terms

Equity
Security Type

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

$100
Minimum Investment

10,000,000
Issued Shares

152,857
Shares Available for Purchase

$70,000,000
Issuer's Valuation

$7.00
Price Per Share

Perk calculator

Please select potential investment amount to reveal available perks

$100

Land Betterment ESG Warrior Recognition
1. Land Betterment Impact Warrior Recognition

Benefits & Perks

$100

Land Betterment ESG Warrior Recognition

1. **Land Betterment Impact Warrior Recognition** Investors, or individual of their choosing, will get recognized and included as a Land Betterment Impact Warrior on our website and in the quarterly newsletter of the company.

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$250

Corporate Branded Hat

1. **Corporate Branded Hat** Corporate branded hat (with either Land Betterment or Denkyem logo – the symbol for adaptability).

Read less

2. **Land Betterment Impact Warrior Recognition** Investors, or individual of their choosing, will get recognized and included as a Land Betterment Impact Warrior on our website and in the quarterly newsletter of the company.

Read less

$1,000

COAL Craft Spirits Whiskey Glasses or Stainless Steel Water Bottle

1. **COAL CRAFT Spirits Whiskey Glasses or Stainless Steel Water Bottle** Choice of: – 2 whiskey glasses with either the COAL Craft Spirits or Denkyem logo – the crocodile symbol for adaptability; or – A stainless steel water bottle with Land Betterment or Denkyem logo.

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2. **Land Betterment Impact Warrior Recognition** Investors, or individual of their choosing, will get recognized and included as a Land Betterment Impact Warrior on our website and in the quarterly newsletter of the company.

Read less

3. **Corporate Branded Hat** Corporate branded hat (with either Land Betterment or Denkyem logo – the symbol for adaptability).

Read less

$25,000
Only 8 Packages Offered

Founder Entrepreneurship Interview

1. **COAL CRAFT Spirits Whiskey Glasses or Stainless Steel Water Bottle** Choice of: – 2 whiskey glasses with either the COAL Craft Spirits or Denkyem logo – the crocodile symbol for adaptability; or – A stainless steel water bottle with Land Betterment or Denkyem logo.

Read less

2. **Founder Entrepreneurship Interview** Half an hour interview with a founder of your choice on entrepreneurship.

3. **Land Betterment Impact Warrior Recognition** Investors, or individual of their choosing, will get recognized and included as a Land Betterment Impact Warrior on our website and in the quarterly newsletter of the company.

Read less

4. **Corporate Branded Hat** Corporate branded hat (with either Land Betterment or Denkyem logo – the symbol for adaptability).

Read less

$100,000
Only 2 Packages Offered

Project Advisory Committee

1. **COAL CRAFT Spirits Whiskey Glasses or Stainless Steel Water Bottle** Choice of: – 2 whiskey glasses with either the COAL Craft Spirits or Denkyem logo – the crocodile symbol for adaptability; or – A stainless steel water bottle with Land Betterment or Denkyem logo.

Read less

2. **Project Advisory Committee** A one year position on a project advisory committee to help drive continued benefit to our stakeholders in one of our sustainable business lines.

Read less

3. **Land Betterment Impact Warrior Recognition** Investors, or individual of their choosing, will get recognized and included as a Land Betterment Impact Warrior on our website and in the quarterly newsletter of the company.

Read less

4. **Corporate Branded Hat** Corporate branded hat (with either Land Betterment or Denkyem logo – the symbol for adaptability).

Read less

View less perks

⊙ Our Location ⌃

Hazard Kentucky is the epicenter of the pain being experienced by the local community and environment due to the dramatic and permanent decline of the thermal coal industry. We have secured a scalable office space that us to generate rental income and incubate business activity in the region.

38
Walk Score

28%
Percent in Poverty

 Our Team ⌃



Mark Jensen `CO-FOUNDER`
EXECUTIVE CHAIRMAN

I am an entrepreneur with over 18 years of experience starting and running a wide variety of businesses. I have a broad range of experience in running companies, from in-depth operational expertise to company finance, which have resulted in over $500 million raised or invested in various companies throughout my career, and the last business we started going public in a successful listing on the NASDAQ.



Kristie Slone
ENVIRONMENTAL SERVICES

Kristie has over 15 years as a specialist in environmental stewardship in her role as an environmental engineer. She has been highly successful in managing multiple teams and leading them to ensure positive environmental compliance, efficiencies and land restoration. She has been highly recognized for her focus on the environment by the Commonwealth of Kentucky, being named an Honored Kentucky Colonel and Honored Kentucky Admiral, the highest honors bestowed on individuals for their accomplishments for the Commonwealth of Kentucky.



Kirk Taylor, CPA `CO-FOUNDER`
PRESIDENT / CFO / DIRECTOR





Kirk Taylor is a dynamic financial and governance leader. He spent his first 15 years of his career at national and regional public accounting firms focusing on complex business structuring and financial reporting. Since 2015, he has been the Chief Financial Officer of American Resource Corp, leading the company's accounting and finance functions which culminated in a Nasdaq listing.



Lisa Little

DIRECTOR OF HUMAN RESOURCES

Lisa has been an inspirational leader for the men and women of our organization. She coordinates all personnel on-boarding and ensures that the team has access to the human resources services that they need to support themselves and their families. Lisa has significant experience coordinating with the men and women of major organizations with a staff as high as 350 men and women.



CO-FOUNDER

Thomas Sauve

HEAD OF BUSINESS DEVELOPMENT

Throughout my career I have been a leader and visionary for successful businesses throughout a wide range of industries. Over the past 19 years I have sourced, structured and led the due diligence efforts and integration processes on over 50 investments and acquisitions for various companies, including companies that I have founded. I have successfully navigated complex financial structures including taking our last company public on the NASDAQ during a very expedited time frame.



CO-FOUNDER

Mark LaVerghetta

HEAD OF CORPORATE GOVERNANCE

Mark LaVerghetta has over 20 years of experience in diverse facets of business development and leadership, including corporate finance, capital raising, capital markets, communications, public disclosures and regulatory reporting, sales and trading and product management. An outstanding communicator adept at contributing to corporate strategy and governance.



Tarlis Thompson

DIRECTOR OF OPERATIONS

Tarlis overseas all operations for Land Betterment including the Environmental Solutions and Sustainable Community Development divisions. In this role, he manages the team and coordinates the activities of the company's various projects to maintain a successful scope and timeline. Tarlis' experience includes over 15 years of managing multiple operations, with a particular focus on environmental compliance and reclamation, working with companies such as Commercial Testing & Engineering, SGS Minerals, and American Resources.



Kevin Stage, CPA

CONTROLLER

Kevin has 15 years of experience in accounting, technology, and finance including positions in public accounting, financial reporting, information technology, bond issuance, continuous improvement, and culminating in entrepreneurship. He enjoys learning new things and problem-solving. His experiences and interests give him the unique ability to look at a company and project from all angles to discover where opportunities for improvement may be found.



Joe Wright

ENVIRONMENTAL SERVICES / COAL CRAFT SPIRITS

Joe oversees the environmental solutions division for Land Betterment in the Southwest Indiana region. He has been instrumental in the reclamation and rebuild process of the former Gold Star Mine, which is being upcycled to Gold Star Farms and the initial processing and distilling location of COAL Craft Spirits. Prior to Land Betterment, Joe had worked in the mining industry for over a decade including formerly working at the Gold Star Mine.



Jody Baldwin

DEVELOPMENT COORDINATOR

Jody is the Development Coordinator for Land Betterment based out of the company's Eastern Kentucky division. Jody is instrumental in terms of coordinating the development efforts of our various business lines, including the Betterment Metals project. Jody's several decades of experience in management throughout the mining industry includes development and reclamation projects. A native of the region, Jody brings vast expertise in efficiencies, expansion, sourcing talented team members, and bringing new business lines to fruition.

Our Milestones



Show All

2020

Feb 13th — Signed reclamation, environmental remediation, and services contract with American Resources Corporation. The agreement is a

Feb 14th — Commenced environmental solutions and reclamation activity at the Gold Star Mine with right of repurpose.

Feb 20th

Land Betterment Secure option right agreement for over 10,000 acres of land.

Secured option rights agreement with Land

Mar 4th — Site selection complete for initial rubber recycling facility for Betterment Mulch, Bluegrass Plant

Mar 7th

specialty organic garlic to be transported to Gold Star Farm in fall.

Planted initial crop of specialty organic garlic to be transplanted at Gold

Mar 18th — Selected initial site for first Eko development in Pike County Kentucky, a 21 ecological modular home village.

Mar 23rd — Identified initial development sites for first Pollinate farm and facility in Pikeville, KY.

Mar 27th

Completed B-Corp Assessment to establish Land Betterment as a pending B-Corp.

Completed B-Corp

Apr 1st

COAL

COAL Craft Spirits permitting work has commenced.

Commenced permitting activities for Betterment Spirits LLC (Trademarked

Apr 2nd

Betterm Mulch re sheet wi financing million.

Media



"Coal Craft Spirits is the name of a farm-to-bottle craft distillery starting in Greene County. The name is a tribute to the property's origin, which was once the Landree Mine in Jasonville."

- WTHI-TV 10

FAQ

Q: What is the size of your market for environmental solutions?

A: There is a rapid shift away from coal-based energy in the United States. We estimate there is over $500 million in reclamation obligations at the mining level alone and considered high priority. This estimate does not consider any obligations associated with utilities, industrial plants and related or any future shut down of mining operations in the future.

Q: What separates you from others that will try to enter the market?

A: We believe our backgrounds and experience in the mining industry give us a huge competitive advantage. Not only do we understand the financial side of the business of navigating a publicly listed company on Nasdaq, but we have been actively reclaiming old coal mining sites over the past five years and have completed over $18 million of reclamation bond releases over that time frame. We understand the regulatory framework very well regarding mining permits and reclamation efforts which enables us to navigate the process and achieve positive results in quick order.

Q: Craft spirits is a growing market. How do you plan to differentiate yourself.

A: First and foremost, we are focused on small batch high quality spirits. We believe our marketing and background in marketing will help drive the brand forward. There is a strong following of craft spirit drinkers that our brand will appeal to as our country and the world was built on coal through the industrial revolution. We are paying tribute to the hard work of our ancestors but also looking toward the future for the environment. Our COAL Craft brand bridges the past to the present being born on the site of a former coal mine while practicing organic craftsmanship and a "farm to bottle" philosophy to produce a product like no other. Additionally, our experienced partner has launched three successful spirits companies and is guiding our launch and roll out.

Q: Why are you doing a crowd funding round with your experience in finance and public companies.

A: Land Betterment is a community based company. We were founded for the benefit of our stakeholders to provide benefit to communities in need of change and solutions. We thought there was no better way to do our first external round then through a community based funding platform. We were highly impressed by Fundopolis and their growing platform and we are excited about giving the community the benefit of our initial round of financing, a round that is typically only open to multi million dollar venture capital funds.

Q: What is the anticipated liquidity event for participants in this round?

A: Our last business we founded we took public on the NASDAQ Capital Market. Given our focus and growth trajectory, we anticipate taking Land Betterment public as well. We are already speaking to wall street participants but also want to explore community based funding sources and the public process to ensure we stay true to our social and community plan of action.